Aridis Pharmaceuticals, Inc.

983 University Avenue, Bldg. B

Los Gatos, CA 95032

December 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Aridis Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-268701 Filed December 7, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aridis Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, December 14, 2022, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

ARIDIS PHARMACEUTICALS, INC.

By:	/s/ Vu Truong
Name:	Vu Truong
Title:	CEO

cc: Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP